

Mail Stop 3030

September 23, 2016

Via E-mail
Sam Heidari
Chairman and Chief Executive Officer
Quantenna Communications, Inc.
3450 W. Warren Avenue
Fremont, CA 94538

> **Re:** **Quantenna Communications, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2016**
> **CIK No. 0001370702**

Dear Mr. Heidari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2016 letter.

Sales and Marketing, page 73

1. We note your response to prior comment 3. However, your continued use of the phrase "generally consistent" remains ambiguous as to whether there are certain terms you offer to customers and suppliers that do not comport with "typical industry practice." If you offer any material terms that are not consistent with the typical practice in your industry, please revise to disclose those terms. If you do not, please revise your disclosure on pages 73 and 74 to clarify that all material terms you rely on are consistent with general industry practice.

Agreement with RUSNANO, page 98

2.   Please revise to provide additional detail regarding the scope of RUSNANO's rights under the agreement pre- and post-qualified offering. In this regard, we note that your current disclosure does not appear to fully address RUSNANO's extensive influence over the corporate actions of your subsidiary, including, for example, with respect to debt and equity financings, liens/pledges, appropriate use of funds, liquidation, acquisitions and related party transactions. Add risk factors, as appropriate.

Principal Stockholders, page 102

3.   We are unable to agree with response 22 in your letter to us dated August 18, 2016. Accordingly, please revise the table to include the information required by Regulation S-K Item 403(b) regarding the individual serving as your principal financial officer during your last completed fiscal year. See Regulation S-K Items 403(b) and 402(a)(3). Also, please expand the disclosure in footnote 3 to disclose the natural persons who control Venrock Management IV, LLC and Venrock Partners Management, LLC.

Exhibits

4.   We note your response to prior comment 6. However, it appears that pursuant to the terms of the agreement, RUSNANO has specifically undertaken to be governed by the terms of the monitoring regulations and account control agreement. Since compliance with these terms is required under the agreement, please file the monitoring regulations and account control agreement with your next amendment.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John T. Sheridan, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.